March 31, 2016
Ms. Melissa Raminpour
Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Walt Disney Company Form 10-K for the fiscal year ended October 3, 2015 Filed November 25, 2015 File No. 001-11605
Dear Ms. Raminpour:

This letter responds to the comment contained in your letter dated March 18, 2016 with respect to The Walt Disney Company’s Annual Report on Form 10-K for the fiscal year ended October 3, 2015. For convenience, we have repeated comments from your letter in bold print. In our response the terms “Company,” “our,” and “we are used interchangeably to refer to the parent company and the subsidiaries through which our various businesses are actually conducted.

1.	Form 10-K for the fiscal year ended October 3, 2015
Note 2. Summary of Significant Accounting Policies, Revenue Recognition, page 73

We note from your disclosure on page 1 that you receive affiliate fees for the right to deliver your programs to Multi-channel Video Programming Distributors’ customers/subscribers under multi-year agreements. Given that affiliate fees are significant to your total consolidated revenues, please revise your Revenue Recognition policy disclosure to explain how you recognize revenue for affiliate services. In your response, please tell us the terms of and your accounting for these arrangements in greater detail.

Company Response

Our cable networks provide programming services to Multi-channel Video Programming Distributors (MVPDs) on a continuous 24 hour a day, seven day a week basis under multi-year agreements. We are paid a monthly fee (“affiliate fee”) per MVPD subscriber based on a contractually agreed rate.

We recognize affiliate fee revenue as we provide our service to MVPDs in accordance with Accounting Standards Codification 605-10-S99 when the following criteria are met:

•	Persuasive evidence of an arrangement exists—this occurs when the Company has entered into an agreement with an MVPD.

•	Delivery has occurred or services have been rendered—the Company provides the programming services on a continuous basis.

•
The seller’s price to the buyer is fixed or determinable—the rates per subscriber are specified in the agreements with MVPDs and the number of subscribers are reported to us by the MVPDs on a monthly basis.

•	Collectibility is reasonably assured—the Company assesses the credit risk of the MVPDs at the inception of the contract and on an ongoing basis.

Therefore, revenue is recognized as the programming services are delivered.

In future filings, beginning in our fiscal 2016 filing on Form 10-K, we will enhance our disclosures in ITEM 1. and ITEM 8. as follows (revised disclosure is struck through or underlined):

ITEM 1. Business, Cable Networks
Cable networks derive the majority of their revenues from affiliate fees and, for certain networks (primarily ESPN and ABC Family), ad sales. Generally, the Company’s cable networks provide programming ~~and other~~ services under multi-year agreements with MVPDs that include contractually determined ~~fees~~ rates on a per subscriber basis. The amounts that we can charge to MVPDs for our cable network services are largely dependent on the quality and quantity of programming that we can provide and the competitive market. The ability to sell time for commercial announcements and the rates received are primarily dependent on the size and nature of the audience that the network can deliver to the advertiser as well as overall advertiser demand. We also sell programming developed by our cable networks in television markets worldwide, to subscription video-on-demand (SVOD) services, such as Netflix, Hulu and Amazon, and in electronic and physical (DVD and Blu-ray) formats.

ITEM 8. Note 2. Summary of Significant Accounting Policies, Revenue Recognition
Television advertising revenues are recognized when commercials are aired. Affiliate fee revenue~~s from television subscription services~~ related to the Company’s ~~primary~~ cable networks ~~programming services are~~ is recognized as services are provided based on per subscriber rates set out in agreements with MVPDs and the number of subscribers reported by the MVPDs.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (818) 560-4300 or Brent A. Woodford, Executive Vice President, Controllership, Financial Planning & Tax, at (818) 560-5054 should you wish to discuss this letter.

Sincerely,

/s/ Christine M. McCarthy
Christine M. McCarthy Senior Executive Vice President and Chief Financial Officer

cc:	Robert A. Iger, Chairman and Chief Executive Officer
Brent A. Woodford, Executive Vice President, Controllership, Financial Planning & Tax

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